UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the transition period from to

Commission File Number 0-9204

A.            Full title of the plan and address of the plan, if different from the issuer named below:

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

B.            Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

EXCO Resources, Inc.

12377 Merit Dr., Suite 1700

Dallas, TX  75251

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
EXCO Resources, Inc. Employees Savings Trust

We have audited the accompanying statements of net assets available for benefits of the EXCO Resources, Inc. Employees Savings Trust as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal controls over financial reporting. Our  audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and  evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EXCO Resources, Inc. Employees Savings Trust at  December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at year end)  as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Montgomery Coscia Greilich LLP

Dallas, Texas

June 26, 2007

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS

Investments, at fair value (Note C)
Registered investment companies	$8,444,463	$5,474,170
Employer unitized stock fund	1,528,803	—
Participant notes receivable	125,671	73,616
Total investments	10,098,937	5,547,786

Receivables:
Employer's contributions	35,843	30,502
Participants' contributions	57,537	40,974
Other contributions	447	193
Total receivables	93,827	71,669

Net assets available for benefits	$10,192,764	$5,619,455

The accompanying notes are an integral part of these financial statements.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

Additions to net assets attributed to:
Investment income (Note C)
Net appreciation in fair value of investments	$1,228,162
Interest on participant notes receivable	8,673
1,236,835

Contributions:
Employer	1,136,060
Participant	1,544,471
Rollovers	828,044
3,508,575

Total additions	4,745,410

Deductions from net assets attributed to:
Benefits paid to participants	172,101

Total deductions	172,101

Increase in net assets available for benefits	4,573,309

Net assets available for benefits, beginning of year	5,619,455

Net assets available for benefits, end of year	$10,192,764

The accompanying notes are an integral part of these financial statements.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

A. Description of the Plan

Plan Description

The following description of the EXCO Resources, Inc. Employees Savings Trust (the “Plan”) provides only general information. The Plan is sponsored by EXCO Resources, Inc. (the “Company” or “Plan Sponsor”).  Participants should refer to the Plan agreement and documents for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 1999, as a defined contribution plan covering employees of the Company who are twenty-one years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The purpose of the Plan is to encourage employees to save and invest, systematically, a portion of their current compensation in order that they may have a source of additional income upon their retirement, or for their family in the event of death.

Contributions

Participants may contribute up to 50% of pre-tax annual compensation, as defined by the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the “Code”) as defined in the Plan agreement.  The limit for participant salary deferrals was $15,000 for 2006.  Participants may also roll over amounts representing distributions from other qualified retirement plans.

Employees who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year, are eligible for catch-up contributions in accordance with and subject to the limitations imposed by the Code.

The Company matches the participant’s elective contributions based on the following schedule:

Starting on the one-year anniversary to January 1st	10%
To the following January 1st	20%
Each successive January 1st	20% increase per year up to a maximum of 100% of the participant’s elective contributions.

Participant Accounts

Each participant’s account is credited with the participant’s elective contribution, employer contribution(s) and earnings thereon. Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately fully vested in their elective contributions as well as any Company matching contributions plus actual earnings thereon.

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to 50% of their vested account balance. Loan terms range from one to five years or, in the case of a loan to acquire or construct the primary residence of a participant, a period not to exceed a repayment period used by commercial lenders for similar loans. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 2.00%, as defined by the Participant Loan Program. Interest rates for 2006 ranged from 4.6% to 9.7%. Principal and interest are paid ratably through payroll deductions.

Benefit Payments

Participants withdrawing amounts from their account during the year for reasons of service or disability, retirement, death, or termination are entitled to their vested account balance. Benefits are distributed in the form of rollovers, lump sums, or installment payments. Disbursements for benefits are recorded when paid.

A participant may receive a hardship distribution from salary reduction contributions if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses incurred by the participant, their spouse or dependents; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) for funeral or burial expenses for the participant’s deceased parent, participant’s spouse, children or dependents; or (6) for expenses to repair damage to the participant’s principal residence that would qualify for the casualty income tax deduction.

Investment Options

The investment of all contributions to the plan is directed by each participant in any of the following investment options:

•    American Funds American Balanced Fund – seeks conservation of capital, current income, and long-term growth of capital and income.  Invests in a broad range of securities including stocks, bonds and securities issued and guaranteed by the U.S. government.

•    American Funds Capital Income Builder – seeks to provide a level of current income that exceeds the average yield on U.S. stocks and a growing stream of income.  Invests primarily in a broad range of income-producing securities including stocks and bonds, and may also invest significantly in non-U.S. securities.

•    American Funds Cash Management Trust – seeks income on cash reserves while preserving the value and maintaining liquidity.  Invests primarily in high-quality money market instruments such as commercial paper and commercial bank obligations.

•    American Funds Growth Fund of America –  seeks growth of capital.  Invests primarily in common stocks and may also hold cash or money market instruments.

•    American Funds Intermediate Bond Fund – seeks to provide current income while preserving your investment.  Invests in debt securities with quality ratings of A or better with an average effective maturity of no longer than five years.

•    American Funds Investment Company of America – seeks long-term growth of capital and income.  Invests primarily in common stocks.

•    American Funds New Perspective Fund – seeks long-term growth of capital.  Future income is a secondary objective.  Invests primarily in common stocks including growth-oriented stocks on a global basis to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships.

•    American Funds U.S. Government Securities Fund – seeks a high level of current income consistent with prudent investment risk and preservation of capital.  Invests primarily in securities guaranteed or sponsored by the U.S. government including securities issued by U.S. governmental agencies or instrumentalities that are not guaranteed by the U.S. government.

•    American Funds Capital World Growth and Income Fund – seeks to provide long-term growth of capital with current income by investing in established, growing companies all over the world, including the United States.  Invests primarily in common stocks, government and corporate bonds, and cash and cash equivalents.

•    EXCO Resources, Inc. Unitized Stock Fund – seeks capital appreciation.  Invests in the common stock of EXCO Resources, Inc.

•    Hartford Capital Appreciation Fund – seeks growth of capital.  Invests primarily in stocks selected based on their potential for capital appreciation, regardless of size of industry.

•    Lord Abbett Bond Debenture Fund – seeks high current income and the opportunity for capital appreciation to produce a high total return.  Invests primarily in fixed-income securities of various types.

•    Lord Abbett Mid Cap Value Fund – seeks capital appreciation.  Invests primarily in equity securities of mid-sized companies which are believed to be under-valued in the marketplace.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments are valued at fair market value at December 31, 2006 and 2005. The common stock of the Company is valued at the last reported sales price on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized gains or losses on investments is the difference between the proceeds received upon the sale of investments and the market value of investments as of the end of the preceding year or the average cost of those assets if acquired during the current year.

Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.

These investments are subject to market or credit risks customarily associated with debt and equity investments. Participant loans are recorded at the unpaid principal balance, which approximates fair value.

Contributions

Contributions from participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. Administrative costs of the Plan are paid by the Company and are not reflected in the accompanying financial statements.

C. Investments

The following table presents the individual investments that exceeded 5% of the Plan’s net assets available for benefits at December 31:

Description	2006
Hartford Capital Appreciation Fund	$1,777,079
EXCO Resources, Inc. Unitized Stock Fund	1,528,803
American New Perspective Fund	1,307,904
American Growth Fund	1,275,419
American Investment Company of America Fund	1,225,265
Lord Abbett Mid-Cap Value Fund	1,072,642
American Cash Management Fund	679,570
American Balanced Fund	643,996

Description	2005
Hartford Capital Appreciation Fund	$923,863
American Growth Fund	822,565
American Investment Company of America	784,487
American New Perspective Fund	783,261
American Cash Management Fund	738,810
Lord Abbett Mid-Cap Value Fund	624,529
American Balanced Fund	391,873

Common stock of the Company represented approximately 15% of total net assets available for benefits at December 31, 2006.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,228,162 as follows:

Registered investment companies	$811,801
Unitized employer stock fund	416,361
$1,228,162

D. Tax Status

The Company has adopted the CPI Qualified Plan Consultants, Inc. Defined Contribution Prototype Plan and Trust Agreement, which has been approved by the IRS on June 15, 1999 for use by employers as a qualified plan.  The Plan is qualified under Section 401(a) of the Code and is exempt from federal income taxation. The Plan has been amended since receiving the determination letter.  The Plan is required to operate in conformity with the Code to maintain its qualification.  The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan continues to be qualified and the related trust is tax exempt.

E. Transactions with Parties-in-Interest

Participants have the option to invest their salary deferrals into a unitized fund of the common stock of the Company. Transactions in this unitized fund qualify as parties-in-interest transactions, which are exempt from the prohibited transaction rules.

F. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, the net assets of the Plan would be distributed among the participants in accordance with ERISA.

SUPPLEMENTAL SCHEDULE

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT YEAR END )

EMPLOYER ID NUMBER:  74-1492779, PLAN NUMBER 001

DECEMBER 31, 2006

(a)	(b) Identity of Issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value

	Investments in mutual funds:
	American Funds	American Funds American Balanced Fund	$643,996
	American Funds	American Funds Capital Income Builder Fund	11,282
	American Funds	American Funds Capital World Growth & Income Fund	12,823
	American Funds	American Funds Cash Management Fund	679,570
	American Funds	American Funds Growth Fund	1,275,419
	American Funds	American Funds Intermediate Bond Fund	79,552
	American Funds	American Funds Investment Company of America Fund	1,225,265
	American Funds	American Funds New Perspective Fund	1,307,904
	American Funds	American Funds US Government Securities Fund	175,477
	Hartford	Hartford Capital Appreciation Fund	1,777,079
	Lord Abbett	Lord Abbett Bond Debentures Fund	183,454
	Lord Abbett	Lord Abbett Mid-Cap Value Fund	1,072,642
			8,444,463

*	EXCO Resources	EXCO Resources, Inc. Unitized Stock Fund	1,528,803

*	Participants notes receivable	Notes receivable from participants, interest rates range from 4.6% to 9.7%	125,671
		Total investments	$10,098,937

*Party-in-interest

Note:  Category (d) cost of the investments is excluded from this schedule as all investments are participant directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, a trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

Date: June 27, 2007
/s/ J. Douglas Ramsey
J. Douglas Ramsey, Trustee

Exhibit Index

NUMBER	Exhibit
23.1*	Consent of independent registered public accounting firm.

*     included herewith